SKADDEN, ARPS, SLATE, MEAGHER & FLOM

PARTNERS	世達國際律師事務所	AFFILIATE OFFICES
JOHN ADEBIYI ♦	42/F, EDINBURGH TOWER, THE LANDMARK
CHRISTOPHER W. BETTS	15 QUEEN’S ROAD CENTRAL, HONG KONG	BOSTON
EDWARD H.P. LAM ♦*		CHICAGO
HAIPING LI *	TEL: (852) 3740-4700	HOUSTON
CLIVE W. ROUGH ♦	FAX: (852) 3740-4727	LOS ANGELES
JONATHAN B. STONE *	www.skadden.com	NEW YORK
ALEC P. TRACY *		PALO ALTO
♦ (ALSO ADMITTED IN ENGLAND & WALES)		WASHINGTON, D.C.
* (ALSO ADMITTED IN NEW YORK)		WILMINGTON

REGISTERED FOREIGN LAWYERS		BEIJING
WILL H. CAI (CALIFORNIA)		BRUSSELS
Z. JULIE GAO (CALIFORNIA)		FRANKFURT
BRADLEY A. KLEIN (ILLINOIS)		LONDON
RORY MCALPINE (ENGLAND & WALES)		MOSCOW
GREGORY G.H. MIAO (NEW YORK)		MUNICH
ALAN G. SCHIFFMAN (NEW YORK)		PARIS
SÃO PAULO
Seoul
SHANGHAI
SINGAPORE
SYDNEY
	June 12, 2015	TOKYO
TORONTO

Confidential

Mara L. Ransom, Assistant Director

Jennifer López, Staff Attorney

Jim Allegretto, Senior Assistant Chief Accountant

Donna Di Silvio, Staff Accountant

Division of Corporation Finance

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, DC  20549

Re:	Secoo Holding Limited
CIK No. 0001633441
Response to the Staff’s Comment Letter Dated June 8, 2015

Dear Ms. Ransom, Ms. López, Mr. Allegretto and Ms. Di Silvio:

On behalf of our client, Secoo Holding Limited, a foreign private issuer organized under the laws of the Cayman Islands (the “Company”), we submit to the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) this letter setting forth the Company’s responses to the comments contained in the Staff’s letter dated June 8, 2015. Concurrently with the submission of this letter, the Company is submitting its revised draft registration statement on Form F-1 (the “Revised Draft Registration Statement”) and certain exhibits via EDGAR to the Commission for confidential non-public review pursuant to the Jumpstart Our Business Startups Act (the “JOBS Act”).

To facilitate your review, we have separately delivered to you today four courtesy copies of the Revised Draft Registration Statement, marked to show changes to the draft registration statement confidentially submitted to the Commission on May 19, 2015, and two copies of the submitted exhibits, as well as a copy of the support letter requested in comment #3 below.

The Staff’s comments are repeated below in bold and are followed by the Company’s responses. We have included page references in the Revised Draft Registration Statement where the language addressing a particular comment appears. Capitalized terms used but not otherwise defined herein have the meanings set forth in the Revised Draft Registration Statement.

In addition to adding and revising disclosure in response to the Staff’s comments, the Company has updated the Revised Draft Registration Statement to reflect its recent developments and to include the unaudited interim consolidated financial statements as of and for the three months ended March 31, 2014 and 2015.

Risk Factors, page 12

1.                                      Please add a risk factor that discusses the fact that your chief executive officer has the ability to exert significant control over you in light of his share ownership. In doing so, please acknowledge the risk that his interests may differ from other shareholders and holders of ADSs.

In response to the Staff’s comment, the Company has added referenced disclosure on page 31 of the Revised Draft Registration Statement.

Net Loss, page 82

2.                                      We note your response to prior comment 21. Here or elsewhere in your results of operations discussion, please elaborate upon whether you expect to continue to offer greater product discounts and/or increase your marketing expenses. Please also clarify whether the increase in marketing expenses is related to increased volume of advertising and brand promotion or increased prices.

The Company respectfully advises the Staff that the Company has added the referenced disclosure on page 84 of the Revised Draft Registration Statement.

Liquidity and Capital Resources, page 85

3.                                      We note your response to comment 22 and we re-issue this comment. Please file the support letter as an exhibit to your registration statement. In this regard, we note your disclosure in the first paragraph on page 84 that “[your] cash and cash equivalents, together with the financial support from one of [y]our preferred shareholders, will be sufficient to meet [y]our anticipated working capital.” Please refer to Item 601(b)(10) of Regulation S-K.

With reference to the Company’s response to comment 22 in the last Staff comment letter, the Company respectfully advises the Staff that the Company does not believe the support letter is required by Item 601 of Regulation S-K to be filed as an exhibit. However, in response to the Staff’s comment, the Company will supplementally provide the Staff with a hard copy of the support letter for the Staff’s reference.

Critical Accounting Policies and Estimates, page 88

4.                                      We reviewed your response and the revisions to your disclosure in response to comment 25. Please provide a more robust discussion of your how your estimates and related assumptions were derived, how accurate those estimates/assumptions have been in the past, and whether the estimates/assumptions are reasonably likely to change in the future with regard to your inventories. For example only, please indicate how often physical inventories are performed and the necessity of adjustments to your estimates based on those physical inventories including shrink reserves.

The Company respectfully advises the Staff that the Company has expanded the disclosure in the “Critical Accounting Policies and Estimates” section on pages 93 to 95 of the Revised Draft Registration Statement to elaborate on the considerations and procedures taken by the Company in the estimation of sales returns allowance and inventory reserve.

Related Party Transactions, page 137

5.                                      Provide us with an analysis as to whether you are required to disclose the support agreement with your preferred shareholder under Item 7.B of Form 20-F.

In response to the Staff’s comment, the Company has added referenced disclosure on page 141 of the Revised Draft Registration Statement.

Description of Share Capital, page 138

6.                                      Please revise this section to include the minimum notice period required to convene a general meeting. In this regard, we note that you disclosed the minimum notice period in the last risk factor on page 51.

In response to the Staff’s comment, the Company has added referenced disclosure on page 143 of the Revised Draft Registration Statement.

7.                                      With a view to understanding the various rights of your holders of preferred shares, please provide a summary of such rights. For example, please describe the voting and conversion rights applicable to your preferred shares. In this regard, we note that you disclose some of these rights in the context of your Shareholders Agreement but it does not appear that you otherwise disclose the rights of those holders.

In response to the Staff’s comment, the Company has added referenced disclosure on page 150 of the Revised Draft Registration Statement.

Notes to Consolidated Financial Statements

2. Summary of Significant Accounting Policies, page F-19

2. Summary of Significant Accounting Policies, page F-19

(m) Revenue, page F-23

8.                                      We reviewed your response to comment 33. You state the factors set out beginning on page F-23 apply to overseas direct sales and therefore you consider yourself as the principal in these type arrangements. Please explain how you considered each factor in ASC 605-45 as specifically related to overseas direct sales in your determination that you should present your revenue gross versus net. Your response should discuss the indicators you considered that support your conclusion and why they out way the factors that suggest you could be an agent.

The Company respectfully advises the Staff that the Company started to have overseas direct sales, as described on page 111 of the Revised Draft Registration Statement, in September 2014 and the amount of overseas direct sales and the related cost of revenues were considered immaterial in 2014 as these amounts represented approximately 1% of the total revenue and total cost of revenues in 2014.  Having stated this, the Company has performed an assessment based on each factor in “ASC 605 Revenue Recognition - 45 Principal Agent Consideration (ACS 605-45-45)” and concluded that the Company is the principal in the arrangements.

Indicators under ASC 605-45-45
Gross indicator assessment (Yes, No, Partial, N/A)
1.The Entity Is the Primary Obligor in the Arrangement	Yes

Pursuant to 605-45-45-4, whether a supplier or an entity is responsible for providing the product or service desired by the customer is a strong indicator of the entity’s role in the transaction. If an entity is responsible for fulfilment, including the acceptability of the products or services ordered or purchased by the customer, that fact is a strong indicator that an entity has risks and rewards of a principal in the transaction and that it should record revenue gross based on the amount billed to the customer. The Company assessed that:

•                  The Company is responsible for the acceptability and authenticity of the goods to be sold.

•                  The Company advises end customers that they can claim compensation from the Company should the goods sold were proved to be not authentic.

•                  The Company is responsible for delivering to end customers the upscale products related to overseas direct sales, providing after-sales product maintenance service and providing after-sales customer services and support, including resolving the end customers’ complaints.

•                  The Company is responsible for the issuance of sale receipts and invoice for the sales of goods to the end customers.

•                  The Company is also responsible for the loyalty program benefits offered in conjunction with the merchandise sales of overseas direct sales.

On the bases of the above, the Company is considered as the primarily obligor to the end customers.

2.The Entity Has General Inventory Risk	Partial

•                  As explained in the description of the “Supplier Arrangements” on page 115 of the Revised Draft Registration Statement, for products fulfilled overseas and sold through our overseas direct sales format, the Company only purchases a product from our supplier when an order has been placed and paid for by a customer. Therefore the risk of inventory obsolesce for these inventories is considered low.

•                  The Company has the legal title of the delivered goods upon its delivery to the Company and accepts the goods upon the completion of satisfactory physical inspection; therefore the inventory is not consignment inventory.

•                  The Company pays the overseas suppliers upfront before goods are delivered to the end customers.

•                  The Company has physical loss inventory risks when the goods are under the Company’s ownership and is responsible for loss or damage of the inventory before the products are delivered to customers.

•                  The Company cannot return the purchased inventory to the overseas suppliers unless the inventory sold to the Company has quality issue or has discrepancy with what the Company actually ordered.

On the bases of the above, the Company is considered to have the inventory risk partially.

3.The Entity Has Latitude in Establishing Price	Yes	The Company has its sole discretion to set the selling price of each piece of luxury goods displayed on its website.
4.The Entity Changes the Product or Performs Part of the Service	Partial

Pursuant to 605-45-45-17, this indicator is evaluated from the perspective of the product or service itself such that the selling price of that product or service is greater as a result of an entity’s physical change of the product or performance of the service and is not evaluated based on other entity attributes such as marketing skills, market coverage, distribution system, or reputation.

Although the Company does not physically change the purchased luxury goods, the management considers that the selling price of the luxury goods is greater as a result of the Company providing tag of guaranteed authenticity attached to all goods

5.The Entity Has Discretion in Supplier Selection	Yes

The Company decides which products to offer to end customers on the Company’s online platform and has full discretion to select which supplier to use. The Company’s ability to select the appropriate suppliers of authentic luxury goods is critical to the Company’s operations.

6. The Entity Is Involved in the Determination of Product or Service Specifications	N/A

As mentioned in indicator 5 above, the Company decides which products to offer to end customers on the Company’s online platform and which supplier to engage. The end customers decide what product they want to purchase from the Company’s online platform.

7. The Entity Has Credit Risk	Yes

The Company’s credit risk is related to the settlement of purchase payable by end customers. It is noted that all of the overseas direct sales of the Company is conducted through online. Although the Company’s credit risk is mitigated as cash is collected upfront before delivery or upon delivery of goods, the Company is technically still subject to credit risk. This is because the payments made by the customers are either first collected by third-party online payment channels or by third-party delivery companies before they were remitted to the Company. If these customers’ payments are not fully and timely remitted to the Company, the Company will be subject to credit risk of these parties and may eventually suffer a loss.

Net indicator assessment (Yes, No, Partial, N/A)
8. The amount the company earns is fixed	No

Pursuant to 605-45-45-17, if an entity earns a fixed dollar amount per customer transaction regardless of the amount billed to a customer or if it earns a stated percentage of the amount billed to a customer, that fact may indicate that the entity is an agent of the supplier and should record revenue net based on the amount retained.

As explained in indicator 3, the Company has its sole discretion to set the selling price of each piece of luxury goods and therefore earns variable profits based on the selling price the Company determines and the purchase cost paid to the suppliers.

9. The supplier is the primary obligor in the arrangement	No	Refer to analysis for indicator 1 above in “Gross indicator assessment” section.
10. The supplier has credit risk	No	The suppliers generally do not have credit risks as the Company pays the overseas suppliers before goods are delivered to the end customers.

(aa) Segment Reporting, page F-29

9.                                      We reviewed your response to comment 38. We consider your watches, for example, to be a different product group from your upscale bags. Please disclose revenues by product category considering the product categories you disclose on page 108. Such disaggregated information should be disclosed unless the amount of revenues for a particular product or service is immaterial.

The Company respectfully advises the Staff that the Company historically treated the sales of all upscale products as a whole and did not prepare or use revenues by products information to manage its business.  Only recently that the Company has set up proper process and procedures to capture revenues by product category accurately. As such, the Company does not believe it is appropriate to disclose such information when it is impracticable for the Company to validate the accuracy of such information for the three year ended December 31, 2014.  In the future, the Company plans to set up proper controls to keep track of revenues by product category and disclose them according to the guidance.

The Company further respectfully advises the Staff that the Company has revised the disclosure of segment reporting on page F-45 of the Revised Draft Registration Statement accordingly to disclose the fact that it is impracticable for the Company to disclose such information.

13. Share-based Compensation, page F-41

10.                               We note your response to comment 39. Please explain to us in detail how you determined there was no increase in fair value for the restricted shares immediately after the modification, compared with their fair value before the modification almost a year earlier. You disclose the estimated fair value of your ordinary shares was US$0.151 at the date of imposition of the restriction in May 2011 and we note the fair value per ordinary share at the time of the modification in March 2012 as disclosed on page F-42 was US$1.044.

The Company respectfully advises the Staff that in accordance with ASC 718-20-35-3, a modification of the terms or conditions of an equity award shall be treated as an exchange of the original award for a new award. In substance, the entity repurchases the original instrument by issuing a new instrument, incurring additional compensation cost for any incremental value.  To determine this incremental value, the fair value of the original instrument and the new instrument should both be measured on the modification date.  It is determined that the estimated fair value per restricted share (a) immediately before and (b) immediately after the modification, which happened on March 4, 2012, was both US$1.044 (approximately RMB6.58).  There was no change in the fair value for the restricted shares immediately before and after the date of the modification because (i) in accordance with ASC 718-10-55-7 and ASC 718-10-55-12, vesting conditions, including both service and performance condition, of a share based award are not considered in determining the award’s fair value and therefore the extension of the required service period upon the modification does not have impact on the valuation of the restricted shares, (ii) there were no other changes of terms of the restricted shares that could cause the changes of the fair value of the shares.  The Company further explains that the increase of the estimated fair value of the ordinary shares from US$0.151 share at the date of imposition of the restriction on May 24, 2011 to US$1.044 per share at the time of the modification on March 4, 2012 was mainly due to the increase of the enterprise value of the Company during the period from May 24, 2011 to March 4, 2012; it does not indicate there was an increase in fair value for the restricted shares immediately before and after the modification on March 4, 2012.

11.                               Please advise us of the fair value of your ordinary shares estimated with regard to the options granted on March 31, 2015 disclosed on page II-1.

The Company respectfully advises the Staff that the fair value of the Company’s ordinary shares estimated with regard to the options granted on March 31, 2015 was US$11.934 (approximately RMB73.30) per share; and such value has been disclosed on page 95 of the Revised Draft Registration Statement.

*                                         *                                         *

If you have any questions regarding the Revised Draft Registration Statement, please contact the undersigned by phone at +852-3740-4863 or via e-mail at julie.gao@skadden.com.

Very truly yours,

/s/ Z. Julie Gao

Z. Julie Gao

Enclosures

cc:                                Richard Rixue Li, Director and Chief Executive Officer, Secoo Holding Limited

John Yijia Bi, Chief Financial Officer, Secoo Holding Limited
Amanda Zhang, Partner, PricewaterhouseCoopers Zhong Tian LLP

Shuang Zhao, Esq., Partner, Shearman & Sterling LLP